SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 1, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding the acquisition of a property & casualty insurance company and a life & pension insurance company in Brazil (UPDATE), dated July 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

July 1, 2005	By:	/S/ TAKASHI ITO
General Manager of Corporate Legal Department

(English translation)

July 1, 2005

Millea Holdings, Inc.

Tokio Marine & Nichido Fire Insurance Co., Ltd.

For immediate press release:

Acquisition of a property & casualty insurance company and a life & pension insurance company in Brazil (UPDATE)

The press release dated April 28, 2005, “Acquisition of a property & casualty insurance company and a life & pension insurance company in Brazil” (see attached), shall be updated as follows:

(1) Seller and purchaser of the stock

As a result of a comprehensive review of the transaction, the seller and purchaser of the stock have been changed as follows:

Seller:	(before change)	ABN AMRO Dois Participacaoes S.A. (Brazil)
	(after change)	ABN AMRO Bank N.V. (Netherlands)

Purchaser:	(before change)	Tokio Marine & Nichido Fire Insurance Co., Ltd.
	(after change)	Millea Holdings, Inc.

(2) Final purchase price

Based on the calculation methodologies as had been agreed to by the parties, the final purchase price has been finalized at approximately R$960 million (JPY45.1 billion at the exchange rate of R$1=JPY47).

(3) Closing date

This transaction is now expected to close on July 7, 2005, Brazil time (previously announced as “summer of 2005”).

All other announcements made on April 28, 2005 on this matter remain unchanged.

For further information, please contact:

Kenji Tanaka

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3212

Attachment

    (English translation)

April 28, 2005

Tokio Marine & Nichido Fire Insurance Co., Ltd.

For immediate press release:

Acquisition of a property & casualty insurance company and a life & pension insurance company in Brazil

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“TMNF”) (President: Kunio Ishihara) announces that it has today entered into an agreement with the Brazilian Business Unit of ABN AMRO N.V. providing that TMNF will acquire 100% ownership of Real Seguros S.A., primarily a property & casualty insurer, and 50% ownership interest in Real Vida e Previdencia S.A., a life and pension insurer, through which ABN AMRO operates its insurance and pension business in Brazil. Also as part of the agreement, the parties have entered into a 10-year bancassurance agreement in Brazil whereby ABN AMRO in Brazil will distribute, on an exclusive basis, through its countrywide retail network of its Real Bank, insurance and pension products, combining Real Bank’s distribution capabilities with the insurance expertise of TMNF.

TMNF, through its subsidiary Tokio Marine Brasil Segradora S.A. (“TMBR”), has been expanding its insurance operations in Brazil where, as a core country of the Brazil, Russia, India and China group of countries, or BRIC, the economy and the insurance market are expected to grow significantly. Real Seguros, when combined with Real Vida, would be the 7th largest Brazilian insurer and TMNF views this transaction as a rare opportunity to significantly grow its operations in Brazil. Pursuant to the transaction, TMNF will be able to market its insurance products through the approximately 1500 branches of Real Bank and 6500 insurance brokers.

Subject to certain purchase price adjustments, TMNF expects to pay approximately BRL 897 million (JPY 35.9 billion) for the 100% ownership of Real Seguros S.A. and the 50% ownership interest in Real Vida e Previdencia S.A. The closing of the transaction is expected to occur in the summer of 2005. The transaction is subject to regulatory approval in Japan, Brazil and Netherlands.

Company Description

(As of and for the year ended December 31, 2004)

Real Seguros S.A. (non-consolidated)

Home Office: Sao Paulo, SP, Brazil

President: Mauricio Accioly

Gross Premium: BRL 1,098 million (JPY 43.9 billion)

Total Assets: BRL 1,257 million (JPY 50.3 billion)

Real Vida e Previdencia S.A.

Home Office: Sao Paulo, SP, Brazil

President: Mauricio Accioly

Gross Premium: BRL 777 million (JPY 31.0 billion)

Total Assets: BRL 2,155 million (JPY 86.2 billion)

Tokio Marine Brasil Segradora S.A.

Home Office: Sao Paulo, SP, Brazil

President: Ryoji Fujii

Gross Premium: BRL 249 million (JPY 10.0 billion)

Total Assets: BRL 309 million (JPY 12.4 billion)